

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 31, 2010

James E. Hohmann
Chief Executive Officer
FBL Financial Group, Inc.
5400 University Avenue
West Des Moines, IA 50266-5997

      **Re:    FBL Financial Group, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 19, 2010
              Definitive 14A
              Filed March 31, 2010
              File Number:  001-11917**

Dear Mr. Hohmann:

      We have completed our review of your filings and do not have any further comments at this time.

                     Sincerely,


                     Joel Parker
                     Accounting Branch Chief